UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-37871

Gridsum Holding Inc.

South Wing, High Technology Building

No. 229 North 4th Ring Road
Haidian District, Beijing 100083
People’s Republic of China

(86-10) 8261-9988

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 17, 2020, Gridsum Holding Inc. (the “Company”) received a letter (the “Nasdaq Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”), indicating that for the last thirty consecutive business days, the bid price for the Company’s American depositary shares (the “ADSs”), each representing one Class B ordinary share of the Company, had closed below the minimum $1.00 per ADS required for continued listing under Nasdaq Listing Rule 5550(a)(2).

The Nasdaq Letter has no immediate impact on the listing of the ADSs on Nasdaq. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a 180-calendar day grace period to regain compliance with the minimum bid price requirement. The continued listing standard will be met if the closing bid price of the ADSs is at least $1.00 per ADS for a minimum of ten consecutive business days during such compliance period.

The Nasdaq Letter further indicated that Nasdaq filed an immediately effective rule change with the U.S. Securities and Exchange Commission on April 16, 2020. Pursuant to the rule change, Nasdaq tolled the compliance period for bid price and market value of publicly held shares requirements through June 30, 2020. As a result, the 180-day compliance period will be reinstated on July 1, 2020, and expire on December 28, 2020. Accordingly, if at any time during the tolling period or the 180-day compliance period the closing bid price of the Company’s ADSs is at least $1.00 per ADS for a minimum of ten consecutive business days, the Company will regain compliance with Nasdaq Listing Rule 5550(a)(2), and Nasdaq will provide the Company with written confirmation of compliance.

If the Company does not regain compliance with Rule 5550(a)(2) by December 28, 2020, the Company may be eligible for an additional 180-calendar day compliance period. To qualify, the Company must submit to Nasdaq an application to transfer its Nasdaq listing from the Nasdaq Global Select Market to the Nasdaq Capital Market. Additionally, the Company would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and would need to provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split if necessary. However, if Nasdaq concludes that the Company will not be able to cure the deficiency, or if the Company determines not to submit a transfer application or make the required representation, Nasdaq would notify the Company that its securities will be subject to delisting. In the event of such a notification, the Company may appeal Nasdaq’s determination to delist its securities, but there can be no assurance that Nasdaq would grant any request for continued listing.

The Company intends to monitor the bid price of its ADSs and consider available options if its ADSs do not trade at a level likely to result in the Company regaining compliance with Nasdaq Listing Rule 5550(a)(2) by December 28, 2020. However, there can be no assurance that the Company will be able to regain compliance or that Nasdaq will grant the Company a further extension of time to regain compliance, if necessary.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

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Forward-Looking Statements

This current report on Form 6-K contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to general economic conditions in China, unexpected difficulties in pursuit of the Company’s business strategy, unpredictable demand for solutions the Company has developed, difficulties keeping and strengthening relationships with existing customers or expanding the Company’s customer base, availability of additional capital when needed, and uncertainties associated with the Company’s repayment of indebtedness and the Company’s ability to maintain listing for trading on Nasdaq. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this current report on Form 6-K is as of the date hereof, and the Company undertakes no duty to update such information except as required under applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gridsum Holding Inc.

By:	/s/ Ravi Sarathy
Name:	Ravi Sarathy
Title:	Chief Financial Officer

Date: April 21, 2020

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